UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SAFESTITCH MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78645Y 10 2

(CUSIP Number)

TRACY PAPPAS

SYNERGY LIFE SCIENCE PARTNERS

P.O. BOX 22489

SAN FRANCISCO, CALIFORNIA 94122

TELEPHONE: (650) 854-7155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	Name of Reporting Persons Synergy Life Science Partners, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,825,253 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,825,253 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,825,253 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Synergy Life Science Partners, LP (“SLSP”), Synergy Venture Partners, LLC (“SVP”), Synecor, L.L.C. (“Synecor”), William N. Starling, Jr. (“Starling”), Richard S. Stack (“Stack”) and Mudit K. Jain (“Jain,” together with SLSP, SVP, Synecor, Starling and Stack, collectively, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 16,825,253 shares of common stock, par value $0.001 per share (“Common Stock”), of SafeStitch Medical, Inc. (the “Issuer”) held by SLSP. Excludes an additional 8,662,344 shares of Common Stock issuable upon conversion of 866,234.4 shares of Series B Preferred Stock, par value $0.01 per share, of the Issuer (“Preferred Stock”) held by SLSP, which shares will convert into Common Stock upon the filing of an amendment to the Issuer’s certificate of incorporation. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP.
(3)	This percentage is calculated based upon 167,246,615 shares of outstanding Common Stock as of September 3, 2013 (as reported by the Issuer in the Form 8-K filed on September 6, 2013).

13D

1.	Name of Reporting Persons Synergy Venture Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,825,253 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,825,253 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,825,253 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 16,825,253 shares of the Common Stock held by SLSP. Excludes an additional 8,662,344 shares of Common Stock issuable upon conversion of 866,234.4 shares of Preferred Stock held by SLSP, which shares will convert into Common Stock upon the filing of an amendment to the Issuer’s certificate of incorporation. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP.
(3)	This percentage is calculated based upon 167,246,615 shares of outstanding Common Stock as of September 3, 2013 (as reported by the Issuer in the Form 8-K filed on September 6, 2013).

13D

1.	Name of Reporting Persons Synecor, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,960,610 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,960,610 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,610 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 1,960,610 shares of the Common Stock held by Synecor. Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor.
(3)	This percentage is calculated based upon 167,246,615 shares of outstanding Common Stock as of September 3, 2013 (as reported by the Issuer in the Form 8-K filed on September 6, 2013).

13D

1.	Name of Reporting Persons William N. Starling, Jr.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,477 (2)
	8.	Shared Voting Power 19,397,112 (3)
	9.	Sole Dispositive Power 68,477 (2)
	10.	Shared Dispositive Power 19,397,112 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,465,589 (2) (3) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.6% (5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 68,477 shares of Common Stock issuable to Starling within 60 days of the date of this filing upon exercise of a stock option (the “Option”).
(3)	Consists of (i) 16,825,253 shares of the Common Stock held by SLSP; (ii) 1,960,610 shares of Common Stock held by Synecor, L.L.C. (“Synecor”); and (ii) 611,249 shares of Common Stock held by W. Starling, Jr., and D. Starling, Trustees of the Starling Family Trust, UDT August 15, 1990 (the “Trust”). Excludes an additional 8,662,344 shares of Common Stock issuable upon conversion of 866,234.4 shares of Preferred Stock held by SLSP, which shares will convert into Common Stock upon the filing of an amendment to the Issuer’s certificate of incorporation. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP. Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor. Starling shares voting and dispositive power over the shares held by the Trust with his wife, who serves as co-trustee.
(4)	Excludes 23,066 shares of Common Stock held by Mark Starling, Trustee of the William N. Starling, Jr. and Dana Gregory Starling 1990 Irrevocable Trust, over which Starling has no voting or dispositive power and with respect to which he disclaims beneficial ownership.
(5)	This percentage is calculated based upon 167,246,615 shares of outstanding Common Stock as of September 3, 2013 (as reported by the Issuer in the Form 8-K filed on September 6, 2013), plus 68,477 shares of Common Stock issuable to Starling within 60 days of the date of this filing upon exercise of the Option.

13D

1.	Name of Reporting Persons Richard S. Stack
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,785,863 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,785,863 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,785,863 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.2% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 16,825,253 shares of the Common Stock held by SLSP; and (ii) 1,960,610 shares of Common Stock held by Synecor. Excludes an additional 8,662,344 shares of Common Stock issuable upon conversion of 866,234.4 shares of Preferred Stock held by SLSP, which shares will convert into Common Stock upon the filing of an amendment to the Issuer’s certificate of incorporation. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP. Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor.
(3)	This percentage is calculated based upon 167,246,615 shares of outstanding Common Stock as of September 3, 2013 (as reported by the Issuer in the Form 8-K filed on September 6, 2013).

13D

1.	Name of Reporting Persons Mudit K. Jain
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,825,253 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,825,253 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,825,253 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.1% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 16,825,253 shares of the Common Stock held by SLSP. Excludes an additional 8,662,344 shares of Common Stock issuable upon conversion of 866,234.4 shares of Preferred Stock held by SLSP, which shares will convert into Common Stock upon the filing of an amendment to the Issuer’s certificate of incorporation. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP.
(3)	This percentage is calculated based upon 167,246,615 shares of outstanding Common Stock as of September 3, 2013 (as reported by the Issuer in the Form 8-K filed on September 6, 2013).

Explanatory Note:

The following constitutes the Schedule 13D filed by the Filing Persons (as defined below), and is being filed to report the acquisition of shares of common stock, par value $0.001 per share (the “Common Stock”) and Series B preferred stock, par value $0.01 per share (the “Preferred Stock”) of SafeStitch Medical, Inc., a Delaware corporation (the “Issuer”).

On September 3, 2013, the Issuer, through its wholly owned subsidiary, Tweety Acquisition Corp. (“Merger Sub”), consummated its acquisition of TransEnterix, Inc. (“TransEnterix”), pursuant to an Agreement and Plan of Merger, dated August 13, 2013, by and among the Issuer, Merger Sub, and TransEnterix, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated August 30, 2013, by and among such parties (such agreement, as amended, the “Merger Agreement”). Under the terms of the Merger Agreement, Merger Sub merged with and into TransEnterix, with TransEnterix remaining as the surviving corporation and as a wholly-owned subsidiary of the Company (the “Merger”). In the Merger, each share of TransEnterix capital stock was cancelled and extinguished and converted into the right to receive shares of capital stock of the Issuer (or, in the case of non-accredited investors, the right to receive cash).

In addition, the Issuer entered into a Securities Purchase Agreement, dated August 13, 2013, with SLSP (as defined below) and certain other investors (including certain of TransEnterix’s securityholders) (the “Securities Purchase Agreement”), pursuant to which the Issuer sold and issued shares of Preferred Stock to such investors in a private placement transaction concurrent with the closing of the Merger. Concurrent with the execution of the Securities Purchase Agreement, the Issuer, SLSP and certain other investors also entered into (i) a Lock-Up and Voting Agreement, dated August 13, 2013 (the “Lock-Up Agreement”), pursuant to which such persons agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for a certain period following the date on which the Merger was consummated; and (ii) a Registration Rights Agreement, dated September 3, 2013 (the “Registration Rights Agreement”), pursuant to which the Issuer is obligated to provide registration rights and certain other standard expense reimbursement and indemnification rights for the benefit of certain investors.

Item 1.	Security and Issuer

(a) This Schedule 13D relates to the Common Stock of the Issuer.

(b) The principal executive office of the Issuer is located at 4400 Biscayne Blvd., Miami, Florida 33137.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Synergy Life Science Partners, LP (“SLSP”), Synergy Venture Partners, LLC (“SVP”), Synecor, L.L.C. (“Synecor”), William N. Starling, Jr. (“Starling”), Richard S. Stack (“Stack”) and Mudit K. Jain (“Jain,” together with SLSP, SVP, Synecor, Starling and Stack, collectively, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b) The address of the principal place of business of each of the Filing Persons is P.O. Box 22489, San Francisco, California 94122.

(c) The principal business of each of the Filing Persons is the venture capital investment business.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SLSP is a Delaware limited partnership. Each of SVP and Synecor is a Delaware limited liability company. Each of Starling, Stack and Jain are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the effectiveness of the Merger, (a) Synecor and W. Starling, Jr., and D. Starling, Trustees of the Starling Family Trust, UDT August 15, 1990 (the “Trust”) purchased shares of TransEnterix common stock for $1,200 and $530, respectively; (b) Synecor was issued additional shares of TransEnterix common stock in consideration for advisory services provided by Synecor; and (c) SLSP purchased shares of Series A preferred stock, Series B preferred stock and Series B-1 preferred stock of TransEnterix in connection with preferred stock financings for $6,000,001, $4,127,913 and $2,525,116, respectively. The preferred and common stock of TransEnterix described in the preceding sentence (the “Previously Purchased Securities”) constituted approximately 15.5% of the shares of TransEnterix on an as converted basis. Additionally, prior to the effectiveness of the Merger, SLSP also purchased a subordinated convertible note of TransEnterix (the “TransEnterix Note”) in the principal amount of $380,138.86. The source of the funds used by Synecor for its Previously Purchased Securities was capital contributions by Synecor’s members, while the source of the funds used by SLSP for its Previously Purchased Securities and TransEnterix Notes was capital contributions by SLSP’s partners. The source of the funds used by the Trust for the Previously Purchased Securities was existing Trust assets.

Pursuant to the Merger Agreement, the Merger Sub merged with and into TransEnterix, with TransEnterix continuing after the merger as the surviving corporation and a wholly owned subsidiary of the Issuer. In the Merger, the Previously Purchased Securities held by SLSP, Synecor and the Trust were automatically converted into 16,825,253, 1,960,610 and 611,249 shares of Common Stock of the Issuer, respectively.

In addition, concurrently with the consummation of the Merger, pursuant to the terms of the Securities Purchase Agreement, SLSP purchased an aggregate of 866,234.4 shares of Preferred Stock of the Issuer, at a price of $4.00 per share (which included the conversion of the principal amount of, and accrued interest on, the TransEnterix Note) for an aggregate purchase price of $3.5 million. Each share of Preferred Stock is convertible into 10 shares of Common Stock of the Issuer. The funds used by SLSP to acquire the securities described in this paragraph were obtained from capital contributions by its partners.

References to and descriptions of the transactions as set forth in this Item 3 are qualified in their entirety by reference to the full text of the Merger Agreement, the Securities Purchase Agreement and the Lock-Up Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction

The Merger Agreement provided for the acquisition by the Issuer of all of the outstanding capital stock of TransEnterix through a merger of the Merger Sub with and into TransEnterix, as a result of which the surviving corporation became a wholly owned subsidiary of the Issuer. The Previously Purchased Securities constituted approximately 15.5% of the shares of TransEnterix before the Merger on an as converted basis. Upon the effectiveness of the Merger, the Previously Purchased Securities held by SLSP, Synecor and the Trust were automatically converted into 16,825,253, 1,960,610 and 611,249 shares of the Issuer’s Common Stock, respectively. The shares of the Issuer’s capital stock acquired by SLSP, Synecor and the Trust in the Merger were acquired solely for investment purposes.

Pursuant to the Securities Purchase Agreement, SLSP purchased 866,234.4 shares of Preferred Stock of the Issuer for investment purposes with the aim of increasing the value of its investments and the Issuer.

Pursuant to the terms of the Merger Agreement, the Issuer is required to take all necessary corporate action to cause the Issuer’s Board of Directors (the “Board of Directors”) to consist of nine members, with six of such members being designated by TransEnterix (one of whom is Starling) and three of such members being designated by the Issuer.

Additionally, pursuant to the Lock-up Agreement, each party thereto (including SLSP) has agreed, for the period commencing on September 3, 2013 and ending on September 3, 2014, to vote all of such person’s Covered Securities (as defined therein) in favor of: (i) amending the Issuer’s certificate of incorporation (the “Charter Amendment”) to change the legal name of the Issuer to “TransEnterix, Inc.”; (ii) effecting a reverse stock split of the Common Stock on terms approved by the Board of Directors; and (iii) amending the Issuer’s 2007 Incentive Compensation Plan in order to increase the number of shares of Common Stock available for issuance thereunder. It is expected that these events will occur in the fourth quarter of 2013. Upon the effectiveness of the Charter Amendment, each outstanding share of the Issuer’s Preferred Stock will automatically convert into 10 shares of Common Stock (subject to appropriate adjustment to reflect the reverse stock split).

Although there is no present intention to do so, the Filing Persons may decide to make additional purchases or dispose of the Common Stock or the Preferred Stock in the future either in the open market or in private transactions, subject to their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Filing Persons, business prospects for the Filing Persons, general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, the Filing Persons, at any time, may decide to change their intentions with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of their holdings of Common Stock, although none of the Filing Persons have any current intention to do so.

Other than as described above in this Item 4 or elsewhere herein, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

The information provided and incorporated by reference in Item 5 and Item 6 is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the beneficial ownership of the Common Stock by the Filing Persons is provided as of the date of this filing:

Filing Person	Shares of Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
Synergy Life Science Partners, LP (1)	16,825,253	0	16,825,253	0	16,825,253	16,825,253	10.1%
Synergy Venture Partners, LLC (1)	0	0	16,825,253	0	16,825,253	16,825,253	10.1%
Synecor, L.L.C. (2)	1,960,610	0	1,960,610	0	1,960,610	1,960,610	1.2%
William N. Starling, Jr. (1) (2) (3)	679,726	68,477	19,397,112	68,477	19,397,112	19,465,589	11.6%
Richard S. Stack (1) (2)	0	0	18,785,863	0	18,785,863	18,785,863	11.2%
Mudit K. Jain (1)	0	0	16,825,253	0	16,825,253	25,487,597	10.1%

(1)	Consists of 16,825,253 shares of the Common Stock held by SLSP. Excludes an additional 8,662,344 shares of Common Stock issuable upon conversion of 866,234.4 shares of Preferred Stock held by SLSP, which shares will convert into Common Stock upon the filing of an amendment to the Issuer’s certificate of incorporation. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain serve as Managers of SVP and share voting and dispositive power over the shares held by SLSP.
(2)	Includes 1,960,610 shares of the Common Stock held by Synecor, L.L.C. (“Synecor”). Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor.
(3)	Includes (i) 68,477 shares of Common Stock issuable to Starling within 60 days of the date of this filing upon exercise of a stock option (the “Option”) and (ii) 611,249 shares of Common Stock held by W. Starling, Jr., and D. Starling, Trustees of the Starling Family Trust, UDT August 15, 1990 (the “Trust”). Starling shares voting and dispositive power over the shares held by the Trust with his wife, who serves as co-trustee. Excludes 23,066 shares of Common Stock held by Mark Starling, Trustee of the William N. Starling, Jr. and Dana Gregory Starling 1990 Irrevocable Trust, over which Starling has no voting or dispositive power and with respect to which he disclaims beneficial ownership.
(4)	This percentage is calculated based upon 167,246,615 shares of outstanding Common Stock as of September 3, 2013 (as reported by the Issuer in the Form 8-K filed on September 6, 2013), plus, in the case of William N. Starling, Jr. only, 68,477 shares of Common Stock issuable upon exercise of the Option.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Option Grants

As consideration for certain consulting services that Starling provided to TransEnterix, Starling received an option to purchase shares of TransEnterix common stock, which option was assumed by the Issuer upon the closing of the Merger, at which time it became an option to purchase 172,995 shares of the Issuer’s Common Stock. The shares subject to the option vest in 48 equal monthly installments beginning April 12, 2012. As of the date 60 days following this filing, approximately 39.6% (or 68,477) shares of Common Stock subject to this option are issuable to Starling upon exercise of the option, and accordingly, Starling may be deemed to beneficially own 68,477 shares of the Issuer’s Common Stock underlying this option. In accordance with the Issuer’s non-employee director compensation policy, Starling may receive additional securities of the Issuer in respect of his future service on the Board of Directors.

Registration Statement Obligation

Pursuant to the Registration Rights Agreement, the Issuer agreed to provide registration rights and certain other standard expense reimbursement and indemnification rights for the benefit of SLSP and certain other investors. After two years following the closing of the Merger, the Issuer is required to file a registration statement on Form S-3, subject to the Issuer’s eligibility to use such form, to register for resale certain shares of Common Stock held by such investors, and the Issuer is required to maintain the effectiveness of such registration statement until the earlier of: (i) the sale of all securities covered by the registration statement; or (ii) 36 months. After one year, if the Issuer registers a primary offering of its securities, the Registration Rights Agreement also requires that the Issuer include securities owned by such investors in such registered primary offering, subject to certain restrictions including customary underwriter cutbacks. The Registration Rights Agreement terminates upon the earlier of: (x) with respect to any holder, when all of its securities have been sold by such holder; (y) a change of control of the Issuer in which the registrable securities are sold or can be sold immediately after the change of control; and (z) September 3, 2018.

The foregoing description of the Registration Rights Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Lock-up and Voting Arrangements

Pursuant to the Lock-Up Agreement, SLSP and certain other investors agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them (collectively, “Covered Securities”) for one year following September 3, 2013. The Lock-up Agreement provides that such persons may sell, transfer or convey: (i) up to 50% of their respective Covered Securities during the period commencing on September 3, 2014, and ending on March 3, 2015; and (ii) up to an aggregate of 75% of their respective Covered Securities during the period commencing on March 3, 2015, and ending on September 3, 2015. The restrictions on transfer contained in the Lock-up Agreement ceases to apply to the Covered Securities following September 3, 2015.

Additionally, pursuant to the Lock-up Agreement, each party thereto (including SLSP) has agreed, for the period commencing on September 3, 2013 and ending on September 3, 2014, to vote all of such person’s Covered Securities in favor of: (i) amending the Issuer’s certificate of incorporation (the “Charter Amendment”) to change the legal name of the Issuer to “TransEnterix, Inc.”; (ii) effecting a reverse stock split of the Common Stock on terms approved by the Board of Directors; and (iii) amending the Issuer’s 2007 Incentive Compensation Plan in order to increase the number of shares of Common Stock available for issuance thereunder. It is expected that these events will occur in the fourth quarter of 2013. Upon the effectiveness of the Charter Amendment, each outstanding share of the Issuer’s Preferred Stock will automatically convert into 10 shares of Common Stock (subject to appropriate adjustment to reflect the reverse stock split). The Filing Persons expressly disclaim status as a “group” with any of the other parties to the Lock-up Agreement for purposes of this Schedule 13D.

The foregoing description of the Lock-Up Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Preferred Stock

Pursuant to the Issuer’s Certificate of Designation of the Rights, Preferences and Privileges of Series B Convertible Preferred Stock (the “Certificate of Designation”), the holders of Preferred Stock (including SLSP) are entitled to receive, in respect of each one-tenth of one share of Preferred Stock, a dividend in an amount equal to the amount of such dividend payable in respect of the number of shares of Common Stock into which such one-tenth of one share of Preferred Stock is then convertible on the record date for such dividend. Each one-tenth of one share of Preferred Stock is convertible into one share of Common Stock upon the occurrence of certain events. The holders of Preferred Stock do not have any preemptive, subscription or redemption rights. The holders of Preferred Stock are entitled to ten votes per share of Preferred Stock on all matters to which they are entitled to vote upon at meetings of stockholders or upon actions taken by written consent pursuant to Delaware corporate law. The holders of Preferred Stock do not have cumulative voting rights.

The foregoing description of the Certificate of Designation is only a summary and is qualified in its entirety by reference to the complete text of the Certificate of Designation, which is filed as an exhibit hereto and incorporated by reference herein.

Board Representative

Pursuant to the Merger Agreement, Starling was designated as a member of the Board of Directors of the Issuer immediately following the closing of the Merger.

The information provided and incorporated by reference in Item 3, Item 4 and Item 5 is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement and Plan of Merger, dated August 13, 2013, by and among SafeStitch Medical, Inc., Tweety Acquisition Corp., and TransEnterix, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013).

B.	Amendment No. 1 to Agreement and Plan of Merger, dated August 30, 2013, among SafeStitch Medical, Inc., Tweety Acquisition Corp., and TransEnterix, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2013).

C.	Form of Securities Purchase Agreement, between the Issuer and the investors identified on the signature pages thereto, dated September 3, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013).

D.	Form of Lock-Up and Voting Agreement, between the Issuer and the investors identified on the signature pages thereto, dated September 3, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013).

E.	Form of Registration Rights Agreement, between the Issuer and the investors identified on the signature pages thereto, dated September 3, 2013 (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 3, 2013).

F.	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 3, 2013).

G.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013

SYNERGY LIFE SCIENCE PARTNERS, LP

By:	Synergy Venture Partners, LLC
Its:	General Partner

By:	/s/ William N. Starling, Jr.
Name: William N. Starling, Jr.
Title: Manager

SYNERGY VENTURE PARTNERS, LLC

By:	/s/ William N. Starling, Jr.
Name: William N. Starling, Jr.
Title: Manager

/s/ William N. Starling, Jr.
William N. Starling, Jr.

/s/ Richard S. Stack
Richard S. Stack

/s/ Mudit K. Jain
Mudit K. Jain

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.	Agreement and Plan of Merger, dated August 13, 2013, by and among SafeStitch Medical, Inc., Tweety Acquisition Corp., and TransEnterix, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013).

B.	Amendment No. 1 to Agreement and Plan of Merger, dated August 30, 2013, among SafeStitch Medical, Inc., Tweety Acquisition Corp., and TransEnterix, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2013).

C.	Form of Securities Purchase Agreement, between the Issuer and the investors identified on the signature pages thereto, dated September 3, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013).

D.	Form of Lock-Up and Voting Agreement, between the Issuer and the investors identified on the signature pages thereto, dated September 3, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013).

E.	Form of Registration Rights Agreement, between the Issuer and the investors identified on the signature pages thereto, dated September 3, 2013 (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 3, 2013).

F.	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 3, 2013).

G.	Agreement regarding filing of joint Schedule 13D.